UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of May 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the first quarter press release and supplemental data, dated April 27, 2005, pertaining to the financial condition and results of operations at and for the quarter ended March 31, 2005. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Venezuela, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended March 31, 2005 are unaudited.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT	For Release: Contact:	FOR IMMEDIATE RELEASE Cantv Investor Relations +011 58 212 500-1831 (Master) +011 58 212 500-1828 (Fax) Email: invest@Cantv.com.ve

	April 27, 2005		The Global Consulting Group Lauren Puffer 646 284-9426 (US) Email: lpuffer@hfgcg.com

CANTV ANNOUNCES FIRST QUARTER 2005 RESULTS

Strong operating performance in Mobile and Broadband businesses with positive impact on Revenue and EBITDA for the quarter

HIGHLIGHTS

•	Total revenue and EBITDA grew 16.3% and 11.4%, respectively, over first quarter 2004

•	Continued growth in fixed, mobile and broadband services customer bases which respectively posted 10.1%, 14.8% and 92.3% increases

•	85 thousand first quarter mobile net additions increased our mobile customer base to nearly 3.2 million subscribers

•	Strong ABA (ADSL) sales continued to increase our customer base to 186 thousand subscribers, a 17.1% increase over fourth quarter 2004 and a 112.6% increase over first quarter 2004

•	Consistent with our initiatives to match investments with current market opportunities, CAPEX increased Bs. 52.9 billion over first quarter 2004 thus decreasing Free Cash Flow

•	Significant Net Income growth to Bs. 287.5 billion from 48.8 billion on a year-over-year basis, driven by higher EBITDA, lower depreciation expense and the one time gain on the sale of a non core asset

Financial results are stated in accordance with Generally Accepted Accounting Principles in Venezuela. Amounts in Bolivars (the local currency) have been adjusted for inflation as of March 31, 2005. Translation of financial statements data to US$ has been performed, solely for the convenience of the reader, converting Bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	1

INITIAL NOTE

•	As announced in our February 2005 conference call, this document presents, for the first time, Cantv’s revenue and operating indicators broken down along our three main lines of business: fixed, mobile and broadband services instead of presenting the previous four line split: fixed, mobile, Internet and other. This format will also be followed in future earnings release documents. We believe this format better communicates Cantv’s results of operations. For comparison purposes historic figures have been adjusted accordingly.

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	1Q05	1Q04	Inc./(Dec.)%
Revenue	1,111.6	955.9	155.7	16.3%

EBITDA	415.0	372.5	42.5	11.4%

EBITDA Margin	37%	39%	(200 bps )	N.M.

Net Income	287.5	48.8	238.7	489.6%

EPADS (Bs.)	2,593	440	2,153	489.6%

CAPEX	128.6	75.6	53.0	70.0%

Free Cash Flow	121.1	188.5	(67.4)	(35.8%)

Debt payments	25.4	216.8	(191.4)	(88.3%)

	1Q05	1Q04	Inc./(Dec.)%
Subscribers
Fixed	2,922,700	2,654,253	268,447	10.1%
Residential	2,244,700	1,999,408	245,292	12.3%
Non-residential	582,676	562,776	19,900	3.5%
Public Telephones	95,324	92,069	3,255	3.5%
Mobile	3,191,050	2,778,775	412,275	14.8%
Postpaid	223,166	204,765	18,401	9.0%
Prepaid	2,967,884	2,574,010	393,874	15.3%
Broadband	203,823	106,011	97,812	92.3%
ABA (ADSL) lines	186,146	87,570	98,576	112.6%
Private Circuits	17,677	18,441	(764)	(4.1%)
Traffic (million of minutes)
Fixed Local	2,465	2,312	153	6.6%
Fixed DLD and ILD	634	624	10	1.6%
Mobile	763	649	114	17.6%

N.M.=	Not meaningful

Note: further details are disclosed in additional tables posted in Cantv’s Investor Relations web page

REVENUE ANALYSIS

Strong mobile and broadband revenue continued to drive top line growth

Historic and current revenue figures presented herein reflect the new split described in the Initial Note above. As a result, formerly Internet & Other revenue item is now part of Fixed and Broadband lines.

Operating revenue totaled Bs. 1,111.6 billion during the first quarter of 2005 and reflects a Bs. 155.7 billion (16.3%) increase over first quarter 2004.

The first quarter year-over-year revenue growth resulted from 42.3%, 30.5% and 1.6% increases in mobile, broadband and fixed telephony revenue, respectively. As a percentage of total revenue, first quarter mobile revenue increased from 28.6% to 35.0% as compared to first quarter 2004 (See Figure 2).

Customer base growth in all three segments contributed to revenue growth. In the case of fixed service revenue, traffic increases and an absence of real tariff increases were the other primary

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	2

drivers of the net year-over-year revenue variance. Mobile revenue growth was also driven by higher average revenue per user as well as increased handset sales.

Internet revenue is now included in Fixed and Broadband revenue depending whether it is provided with a dial-up access or an ADSL (ABA) connection, respectively. In summary, Internet subscribers grew 54.1% on a year-over-year basis from 254 thousand to 392 thousand, of which broadband (ADSL) related ones went from being 34.4% of total Internet subscribers as of the end of March 2004 to 47.5% as of the end of March 2005.

Fixed

Access Lines:

Seventh quarter of consecutive growth in access lines

Resulting from the change explained in the initial note above, fixed access lines do not include ADSL (ABA) lines and private circuits. Historic figures have been adjusted accordingly.

Total lines in service increased 10.1% on a year-over-year basis exceeding 2.9 million as of March 31, 2005, Almost 39 thousand net additions were generated during the first quarter of this year, marking the seventh consecutive quarter of subscriber growth (see Figure 3).

Access lines growth was driven by a 12.3% residential increase and 3.5% increase in the non-residential and public telephony segments.

Our fixed line prepaid product continues to drive our fixed line growth with first quarter net additions of 55,341 lines. These gains were partially offset by a 16,470 decline in postpaid lines. Approximately 30% of the prepaid lines additions were generated by the Company’s fixed wireless telephony service, “Cantv Listo”, our primary initiative for capturing customers in underserved areas. As of March 2005, the fixed wireless service customer base totaled 26,443 customers, of which 20,931 were prepaid. The increasing coverage of Cantv’s mobile network opens new growth opportunities for the fixed wireless service.

Local Service Revenue:

Local revenue decreased by 11.9% as the adjustment for residential tariffs is still pending

First quarter 2005 local service revenue of Bs. 224.3 billion was Bs. 30.4 billion lower (11.9%) compared to the same period in 2004.

Local service revenue continues to reflect the decrease in residential tariffs in real terms. The failure by CONATEL to approve residential tariff increases since 2003 has resulted in 15.6% and 10.0% year-over-year real term reductions in the weighted average usage tariffs and monthly recurring charge tariffs, respectively. This decline was partially offset by a 6.6% increase in local unbundled minutes. Public telephony reflected a 17.2% increase in the revenue per minute rate, due to improved billing on actual traffic.

The monthly recurring charges component of local service revenue reflected a 12.3% drop compared to first quarter 2004 (see Figure 4). This decline was driven by 8.1% and 15.1% weighted average rate reductions in residential and non-residential postpaid tariffs respectively, combined with a 3.3% decrease in residential postpaid lines. Prepaid lines, towards which some of the postpaid lines migrate, do not generate monthly recurring charges. These declines were partially offset by a 2.6% increase in non-residential postpaid lines. The 30.3% decrease in installation revenue when compared to the first quarter of 2004 was primarily attributable to a

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	3

decrease in installations and real decline in the average installation price of 4.8%. Local usage revenue decreased 9.7% due to a 15.6% decrease in the weighted average tariff, partially offset by a 6.6% increase in unbundled (billed) minutes.

Figure 4 - Local Service Revenue

	(in millions of Bs.)
	1Q05	1Q04	Inc./(Dec.)%
Monthly recurring charge	125,623	143,239	(17,616)	(12.3%)
Installation	6,821	9,786	(2,965)	(30.3%)
Usage	91,808	101,641	(9,833)	(9.7%)

Total	224,252	254,666	(30,414)	(11.9%)

Growth in residential and non-residential minutes, with decline in public telephony traffic

Unbundled (billed) minutes increased 6.6% during first quarter 2005 when compared to the same period in 2004. As shown in Figure 5, the respective 11.4% and 2.3% increases in residential and non-residential traffic were partially offset by 10.7% decrease in public telephony traffic. The 11.4% increase in residential unbundled minutes is attributable to the 12.3% increase in new lines. Specifically, the residential traffic increase was driven by the addition of prepaid subscribers with higher usage patterns, the results of our dial-up Internet offer named “Cantv Familiar” introduced in late May 2004, as well as our new residential plan, “Habla por Llamadas”, that includes 100 calls for a fixed rate, regardless of call length. While total unbundled minutes for the non-residential segment increased by 17 million due to the subscriber increase, minutes of use per line declined 1.8%.

Figure 5 - Local Unbundled Minutes

	(in millions)
	1Q05	1Q04	Inc./(Dec.)%
Residential	1,541	1,383	158	11.4%
Non-residential	741	724	17	2.3%
Public telephony	183	205	(22)	(10.7%)

Total	2,465	2,312	153	6.6%

Domestic Long Distance Revenue:

Higher unbundled traffic drove DLD revenue increase

Domestic Long Distance revenue increased Bs. 0.5 billion (0.7%) as compared to the first quarter of 2004. This increase is attributable to an increase in residential long distance revenue, partially offset by declines in non-residential and public telephony domestic long distance revenue, respectively.

Compared to the same period of 2004, first quarter 2005 residential DLD revenue grew 7.1% to Bs. 33.6 billion. The Bs. 2.2 billion increase in residential domestic long distance revenue was driven by a Bs. 1.8 billion (13.5%) increase from our bundled plans and a Bs. 0.4 billion (2.3%) increase from our unbundled plans, primarily attributable to gains from our “Plan Nacional 3000”. Commercial success of this plan, launched in July 2004, is reflected in a 165% subscriber growth during the first quarter 2005.

The increase in revenue from the Company’s DLD bundled plan named “Noches y Fines de Semana Libres” resulted from a higher weighted average real tariff partially offset by a 19.4% decline in traffic (see Figure 6).

Figure 6 - DLD Minutes

	(in millions)
	1Q05	1Q04	Inc./(Dec.)%
Residential	130	108	22	20.4%
Non-residential	158	144	14	9.7%
Public telephony	76	63	13	20.6%

Total Unbundled	364	315	49	15.6%

Nights and Weekends	199	247	(48)	(19.4%)

Total	563	562	1	0.2%

Non-residential domestic long distance revenue declined Bs. 1.6 billion to Bs. 30.5 billion. The 5.0% decline was attributable to a 16% reduction in weighted average tariff partially offset by a 9.7% increase in traffic.

Public telephony domestic long distance revenue declined Bs. 0.1 billion to Bs. 10.8 billion. The 1.0% decline was attributable to a 20.8% real reduction of the weighted average tariff partially offset by the 20.6% increase in traffic.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	4

International Long Distance Revenue:

ILD revenue increased 1.2% driven by a positive change in the balance in net settlements

First quarter 2005 total International Long Distance (ILD) revenue of Bs. 28.5 billion (2.6% of total revenue) reflected a 1.2% increase over first quarter 2004 results. This was due to a Bs. 1.1 billion increase in net settlement revenue partially offset by a Bs. 0.8 billion decline in outgoing revenue.

The Bs. 0.8 billion (2.7%) ILD outgoing revenue decrease reflected a 9.6% reduction in the weighted average tariff partially offset by a 6.7% increase in traffic (see Figure 7).

Figure 7 - ILD Minutes

	(in millions)
	1Q05	1Q04	Inc./(Dec.)%
Incoming minutes	85	51	34	66.7%
Outgoing minutes	71	62	9	14.5%

Net Settlements	14	(11)	25	N.M.
Incoming/Outgoing ratio	1.20	0.82	0.37	45.5%
Outgoing minutes charged to customers	64	60	4	6.7%

The Bs. 1.1 billion net settlement revenue increase on a year-over-year basis resulted from a 66.7% increase in incoming traffic partially offset by significant incoming rate reductions driven by the increased competition in this market.

Interconnection Revenue (Outgoing Fixed to Mobile and Incoming):

IXC revenue increased driven by higher outgoing and incoming traffic

Quarterly interconnection revenues grew 11.8% on a year-over-year basis supported by a 9.5% and a 30.7% increase in both, outgoing and incoming revenue, respectively (see Figure 8).

Figure 8 - Interconnection Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	1Q05	1Q04	Inc./(Dec.)%		1Q05	1Q04	Inc./(Dec.)%
Local F-M Outgoing	121,077	107,765	13,312	12.4%	375	284	91	32.0%
DLD F-M Outgoing	53,526	51,699	1,827	3.5%	177	136	41	30.1%

Total Outgoing	174,603	159,464	15,139	9.5%	552	420	132	31.4%
Incoming	26,040	19,928	6,112	30.7%	518	370	148	40.0%

The 12.4% and 3.5% increases in Local and DLD F-M outgoing revenue, respectively, were driven by 32.0% and 30.1% respective traffic gains over the same prior year period. The traffic increases were partially offset by respective real rate reductions of 14.7% and 21.0% for those revenue lines. The higher outgoing traffic is a consequence of a larger mobile market as well as a new Fixed to Mobile (F-M) tariff designed to incent usage in that segment. In addition, a new promotional public telephony F-M tariff was introduced in September 2004 with the objective of increasing revenue in this segment. The initiative was successful and Public telephony F-M revenue increased 0.6% for the first quarter of 2005 when compared to the same period of 2004.

Incoming revenue increased 30.7% due to a 40.0% traffic increase despite real rate reductions of 7.8%. Growth in incoming traffic was generated by an increase in other operators’ fixed and mobile subscriber bases as well as international long distance calls received by other local operators that terminated in our network.

Mobile

Mobile revenue increased by 42.3% in 1Q05

Mobile revenue increased 42.3% on a year-over-year basis to Bs. 389.5 billion increasing the share of total revenues from 28.6% to 35.0%. Our mobile business continues to be the main driver of revenue growth. The increase in mobile revenue accounted for Bs. 115.7 billion of the Bs. 155.7 billion increase in total revenue.

The mobile revenue increase was the result of a larger customer base, 17.4% higher average revenue per user (ARPU), and 77.0% increase in equipment sales of Bs. 47.1 billion.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	5

Several innovative services were launched during the first quarter of 2005. In January, Movilnet launched NEO, a service that provides access to entertainment, communication, information and productivity applications to our postpaid customers who use CDMA-1X equipment supporting third generation services. NEO is based on Qualcomm’s BREW application development environment.

In February, Cantv launched “ABA Móvil”, a wireless broadband service using EVDO technology (a wireless broadband data protocol known as Evolution Data Optimized) that provides customers with connection speeds ranging from 700 Kbps to 2,400 Kbps. This service, now available in Caracas, is scheduled to be available in four other major cities by the end of 2005. The service is available for a monthly charge of Bs. 150,000 which includes downloads of up to 850 Mb plus the Bs. 390,000 cost of an EVDO PC card.

Also in February, Cantv launched “Transfiere tu Saldo”, which allows our prepaid subscribers to transfer small balances via SMS to other Movilnet prepaid customers at a cost of Bs. 200 plus applicable taxes.

Subscribers:

Net adds of 85 thousand drove the mobile subscriber base to almost 3.2 million

By the end of first quarter 2005, Movilnet’s subscriber base approached 3.2 million, representing a 14.8% increase on a year-over-year basis, and is composed of 223 thousand (7.0%) postpaid and 3.0 million (93.0%) prepaid customers.

On a sequential basis, the addition of 85 thousand net customers represented a 2.7% increase over the December 31, 2004 subscriber base.

The prepaid plan “Pégate con más 600”, launched in October 2004, an extension of the Christmas season promotion, the Valentine’s day promotion and our new offer, “Acércate a tus Clientes” which is targeted at the small and medium enterprise segments, were the primary contributors to the first quarter’s strong, subscriber growth.

Usage and ARPUs:

Total usage and ARPU grew 17.6% and 17.4% respectively

A total of 763 million minutes of use (outgoing and incoming) were used during the first quarter 2005, a 17.6% increase when compared to the first quarter 2004 (see Figure 10).

Figure 10 - Mobile Minutes

	(in millions)
	1Q05	1Q04	Inc./(Dec.)%
Outgoing	653	567	86	15.2%
Incoming	110	82	28	34.1%

Total	763	649	114	17.6%
Incoming from CANTV	209	157	52	33.1%

The 15.2% increase in the first quarter 2005 outgoing minutes resulted from an 81.0% increase in bundled traffic partially offset by a 7.9% reduction in unbundled minutes. This dynamic highlights the increasing significance of our bundled plans. As compared to the first quarter 2004 volumes, prepaid bundled plans that were first introduced in April 2004 drove 77 million additional minutes in the first quarter 2005. An additional 42 million minutes were generated from postpaid bundles.

SMS now represents 15% of total mobile revenue

During the first quarter 2005, higher ARPU was achieved in both subscriber segments. Postpaid and prepaid ARPU were Bs. 161,087 and Bs 37,307, respectively, compared to Bs. 147,481 and Bs. 30,503 in the first quarter 2004. Blended ARPU grew 17.4%, reaching Bs 45,954 compared to the Bs. 39,150 first quarter 2004 average.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	6

During the first quarter 2005, SMS revenue totaled Bs. 73.6 billion, a 49% increase over the first quarter 2004. Approximately 1,253 million messages (a 33% increase) were sent by our customers during the quarter. SMS represented 15.0% of the Company’s total first quarter mobile revenue.

Equipment sales represented 12.1% of mobile revenue

Handset sales in the first quarter 2005 increased 77.0% on a year-over-year basis, representing 12.1% of mobile revenue. Movilnet sold over 268 thousand handsets for Bs. 47.1 billion during the first quarter 2005.

Broadband

Broadband revenue increased 30.5% driven by ADSL subscriber growth

ADSL (ABA) and private circuits revenue totaled Bs. 131.8 billion (11.9% of total revenue) for the quarter, an increase of Bs. 30.8 billion (30.5%) on a year-over-year basis, due to a Bs. 27.5 billion (105.7%) increase in ADSL (ABA) revenue and a 4.4% increase in private circuits revenue, totaling Bs. 78.4 million in the quarter.

Figure 11 - Broadband

	Revenue (in millions of Bs.)
	1Q05	1Q04	Inc./(Dec.)%
Private circuits	78.4	75.0	3.4	4.4%
ADSL (ABA)	53.5	26.0	27.5	105.7%

ADSL (ABA) lines have experienced strong growth in the last 5 quarters, with a 112.6% year-over-year growth. As of December 2004, our ADSL (ABA) customer base totaled 186 thousand lines. Our continued investment and commercial efforts maintained the strong ADSL (ABA) sales momentum, as reflected in the 27 thousand ADSL (ABA) first quarter 2005 net additions.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	7

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 2.8% mainly driven by higher sales of terminal equipment

First quarter 2005 total operating expenses increased Bs. 24.5 billion or 2.8%, to Bs. 909.0 billion compared to the first quarter 2004 and reflect a Bs. 113.3 billion, or 19.4%, increase in cash operating expenses, partially offset by a Bs. 88.8 billion, or 29.5%, reduction in depreciation and amortization expenses.

The increase in operating expenses resulted mainly from a Bs. 50.5 billion (98.8%) increase in cost of sales, driven by 177.6% increase in cellular handset sales and a 32.1% increase in fixed wireless equipment sales at various level of subsidies. Also contributing to this increase were Bs. 28.4 billion of higher interconnection costs driven by higher traffic volumes, a Bs. 24.2 billion increase in contractor expenses supporting customer service activities, higher consulting fees and network maintenance, and a Bs. 38.5 billion increase in labor benefits due to salary increases. Partially offsetting these increases were lower advertising expenses and other miscellaneous expenses.

The decrease in depreciation and amortization expense resulted from certain network assets reaching the end of their useful lives and the low level of capital investments during 2003, which began to recover in 2004.

EBITDA and EBITDA Margin

EBITDA of Bs. 415.0 billion, 11.4% higher than 1Q04, EBITDA Margin of 37%

First quarter EBITDA increased 11.4% to Bs. 415.0 billion from Bs. 372.5 billion reported in the same period of 2004. As a percentage of revenue, EBITDA margin declined 200 basis points versus the first quarter of 2004. The percentage decline resulted from cash operating expenses increasing 19.4% while revenue increased at a lower rate of 16.3%. Despite healthy growth in customers and traffic, total revenue growth continued to be curbed by the absence of fixed regulated tariff increases. The increased cash operating expenses were primarily driven by the higher volume of subsidized equipment sales.

For EBITDA details please refer to the section on Reconciliation of Non-GAAP financial measures on page 14.

Other Income (Expense), net and Taxes

Other Income from sale of INTELSAT

Other income, net of Bs. 108.2 billion was recorded in first quarter 2005 compared to other expense, net of Bs. 7.4 billion in first quarter 2004. Interest income increased by 33.0% due to higher short-term investments. First quarter interest expense decreased 16.1% due to lower average interest rates related to bolivar denominated debt. An exchange gain of Bs. 26.2 billion was recorded in the first quarter 2005 compared to an exchange loss of Bs. 5.1 billion during the same quarter in 2004 and was mainly due to the Bs. 39.4 billion exchange gain recognized from the sale of our investment of 1.119% holding in International Satellite Telecommunications Organization (INTELSAT), previously recorded as unrealized translation gain in a separate account in equity.

The loss from net monetary position increased 26.2% resulting from a higher average net monetary asset position. Other income increased from Bs. 2.6 billion to Bs. 84.3 billion mainly as a result of the gain from the sale of INTELSAT of Bs. 81.9 billion.

The income tax provision recorded in the first quarter 2005 increased by Bs. 7.1 billion to Bs. 22.1 billion compared to the same period a year ago due to a higher taxable income.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	8

Net income

Net income of Bs. 287.5 compared to Bs. 48.8 billion in 1Q04

First quarter net income increased to Bs. 287.5 billion compared to Bs. 48.8 billion in the first quarter of 2004. This significant increase was the result of a Bs. 88.8 billion (29.5%) decrease in depreciation and amortization expense as well as a positive swing from other expense of Bs. 7.4 billion in 2004 to other income of Bs. 108.2 billion in 2005.

CASH FLOW ANALYSIS

Increase in CAPEX reduced free cash flow for the period

Free cash flow for the quarter ended March 31, 2005 totaled Bs. 121.1 billion, 35.7% lower than what was reported in the first quarter 2004. While cash earnings (net income or loss adjusted for non cash items) increased by Bs. 4.3 billion, a Bs. 52.9 billion increase in capital expenditures combined with a Bs. 18.7 billion decrease in the net balance of current and non-current assets and liabilities resulted in the Bs. 67.3 billion year-over-year reduction in FCF. (See Reconciliation of Non-GAAP financial measures on page 14).

First quarter 2005 net cash provided by financing activities totaled Bs. 17.9 billion and reflected the proceeds from the issuance of commercial paper partially offset by the payment of debt.

The Company’s net cash position totaled Bs. 855.8 billion as of March 31, 2005, compared to Bs. 754.9 billion as of December 31, 2004. (See Reconciliation of Non-GAAP financial measures on page 14).

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

First quarter 2005 capital and software expenditures totaled Bs. 128.6 billion, a Bs. 52.9 billion increase over the same period of 2004. 2005 capital expenditures continue to focus on: i) the expansion of our CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; ii) deployment of backbone and data networks to sustain the growth in our ABA (ADSL) and other data product lines; and iii) the integration and transformation of the Company’s information systems. The latter will provide the necessary system functionality to support the Company’s projected service offerings and improve operating performance. In addition, during 2005, Cantv will be deploying the EVDO technology to provide wireless broadband services.

Debt

During the first quarter 2005, Cantv made debt payments totaling Bs. 25.4 billion, a Bs. 191.4 billion decrease when compared to first quarter 2004. 2005 payments included a Bs. 15.5 billion (US$7.2 million) payment on IFC loans and a Bs. 9.9 billion (¥541.0 million) payment to Japan’s Eximbank. During the first quarter of 2004, payments of Bs. 216.8 billion included Bs. 185.1 billion (US$100 million) for Yankee Bonds, Bs. 13.3 billion (US$7.2 million) for the IFC loans and Bs. 9.5 billion (¥541.0 million).

As of March 31, 2005, debt balances were Bs. 300.7 billion, a Bs. 21.8 billion increase when compared to debt balances as of March 31, 2004. Since December 2004, the Company has issued commercial paper, totaling Bs. 96.4 billion as of March 31, 2005.

As a percentage of Equity, total debt was 7.4% as of March 31, 2005 compared to 6.8% as of March 31, 2004.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	9

OTHER DEVELOPMENTS

Exchange Control

The exchange control regime that was established by the Government on January 21, 2003, remains in effect. At its outset, the exchange rate was fixed at Bs. 1,600 per US$1. It was next adjusted on February 6, 2004 to Bs. 1,920 per US$1. On March 2, 2005, the official exchange rate was adjusted again to the current rate of Bs. 2,150 per US$1.

The Company has received approvals from the Government’s Foreign Currency Administration Commission (CADIVI) to acquire US$529.0 million since the implementation of the exchange controls, for payments of foreign goods and services (US$366.6 million) and interest and debt payments (US$162.4 million). During the first quarter 2005, the Company received approvals from CADIVI to acquire US$80.7 million for payments of foreign goods and services and US$14.8 million for interest and debt payments.

As of March 31, 2005, CADIVI had approved US$318.8 million since the implementation of the exchange controls for the conversion of Bolivars to US dollars for repatriation of dividends. In April 2005, Cantv received approval from CADIVI for the conversion of bolivars to US dollars in the amount of US$37.5 million for repatriation to foreign investors and ADS holders of dividends paid in bolivars in December 2004.

Dividends

During the March 31, 2005 Shareholders meeting, an ordinary dividend of Bs. 505 per share was approved to be paid on April 27, 2005.

Amendment to Deferred Taxes Venezuelan Accounting Principle

In March 2005, the Venezuelan Federation of Public Accountants published a Revised Statement of Accounting Principle No. 3: Accounting for Income taxes, effective for periods beginning after December 31, 2004. Restatement of prior periods is required.

The Company is currently evaluating the impact of the application of the provisions of this standard, introducing significant changes, that will be recorded in the second quarter of 2005 with retroactive recognition and restatement of all prior periods to be presented.

Acquisition of Corporación Digitel, C.A.

On November 21st, Cantv signed a stock purchase agreement to acquire 100% of the common stock of Corporación Digitel, C.A. (Digitel), a wholly-owned subsidiary of Telecom Italia Mobile S.p.A., for approximately US$450 million corresponding to enterprise value. The closing of the transaction is subject to regulatory approvals by Pro-Competencia (the anti-trust agency), CONATEL and CADIVI. The Company expects these approvals to take place during the second quarter of this year.

Digitel, located in Caracas, is the leading GSM operator in Venezuela and operates in the Central Region since 1999. As of December 2004, Digitel was servicing over 1.36 million subscribers.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	10

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended March 31, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2005, and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% Increase (Decrease)
Operating Revenue

Fixed revenue
Local services	224,252	20.2%	254,666	26.6%	104	118	(11.9%)
Domestic long distance usage	74,921	6.7%	74,414	7.8%	35	35	0.7%
International long distance	28,277	2.5%	29,065	3.0%	13	13	(2.7%)
Net settlements	222	0.0%	(901)	(0.1%)	—	—	N.M.

Total international long distance	28,499	2.6%	28,164	2.9%	13	13	1.2%
Fixed to mobile - Outgoing	174,603	15.7%	159,464	16.7%	81	74	9.5%
Interconnection incoming	26,040	2.3%	19,928	2.1%	12	9	30.7%

Total interconnection	200,643	18.0%	179,392	18.8%	93	83	11.8%
Other wireline-related services	29,833	2.7%	29,946	3.1%	14	14	(0.4%)
Internet dial-up	14,737	1.3%	14,346	1.5%	7	7	2.7%
Other telecommunications-related services	17,428	1.6%	173	0.0%	9	—	9974.0%

Total Internet dial-up and other	61,998	5.6%	44,465	4.7%	30	21	39.4%

Total fixed revenue	590,313	53.1%	581,101	60.8%	275	270	1.6%
Mobile revenue	389,457	35.0%	273,753	28.6%	181	128	42.3%
Broadband revenue
Private circuits	78,355	7.0%	75,021	7.8%	36	35	4.4%
ADSL (ABA)	53,479	4.8%	26,001	2.7%	25	12	105.7%

Total broadband revenue	131,834	11.9%	101,022	10.6%	61	47	30.5%

Total operating revenue	1,111,604	100.0%	955,876	100.0%	517	445	16.3%

Operating Expenses
Provision for uncollectibles	22,495	2.0%	22,298	2.3%	10	10	0.9%
Operations, maintenance, repairs and administrative	498,111	44.8%	412,783	43.2%	232	193	20.7%
Interconnection cost	117,290	10.6%	88,906	9.3%	55	41	31.9%
Concession and other taxes	58,737	5.3%	59,350	6.2%	27	28	(1.0%)

	696,633	62.7%	583,337	61.0%	324	272	19.4%
EBITDA	414,971	37.3%	372,539	39.0%	193	173	11.4%

EBITDA Margin	37%		39%		37%	39%	(200 bps )
Depreciation and amortization	212,375	19.1%	301,138	31.5%	99	140	(29.5%)

Total operating expenses	909,008	81.8%	884,475	92.5%	423	412	2.8%

Operating Income	202,596	18.2%	71,401	7.5%	94	33	183.7%

Other Income (Expense), net
Interest income	22,273	2.0%	16,741	1.8%	11	8	33.0%
Interest expense	(5,409)	(0.5%)	(6,444)	(0.7%)	(3)	(3)	(16.1%)
Exchange gain (loss), net	26,185	2.4%	(5,111)	(0.5%)	12	(2)	N.M.
Loss from net monetary position	(19,157)	(1.7%)	(15,176)	(1.6%)	(9)	(7)	26.2%

Net financing cost	23,892	2.1%	(9,990)	(1.0%)	11	(4)	(339.2%)
Other	84,330	7.6%	2,552	0.3%	40	1	3204.5%

	108,222	9.7%	(7,438)	(0.8%)	51	(3)	N.M.

Income before Income Taxes	310,818	28.0%	63,963	6.7%	145	30	385.9%
Income Tax	22,135	2.0%	15,033	1.6%	10	7	47.2%
Minority Interest	1,193	0.1%	169	0.0%	1	—	605.9%

Net Income	287,490	25.9%	48,761	5.1%	134	23	489.6%

Earnings per Share	370	0.0%	63	0.0%	0.17	0.03	489.6%

Earnings per ADS (based on 7 shares per ADS)	2,593	0.0%	440	0.0%	1.21	0.21	489.6%

Average Shares Outstanding (in millions)	776		776		776	776	0.0%

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	11

Balance sheet data

As of March 31, 2005 and December 31, 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2005, and millions of US dollars)

	March 31, 2005	December 31, 2004	US$ 2005	US$ 2004
Assets

Current Assets:
Cash and temporary investments	1,156,502	1,026,058	538	477
Accounts receivable, net of provision for uncollectibles of Bs. 107,139 and Bs. 100,104	596,551	490,717	277	228
Accounts receivable from Venezuelan Government entities	163,186	188,065	76	87
Inventories and supplies, net	310,398	270,841	144	126
Other current assets	46,372	48,688	22	24

Total current assets	2,273,009	2,024,369	1,057	942

Property, plant and equipment, net of accumulated depreciation of Bs. 16,879,548 and Bs. 16,715,775	4,128,861	4,209,303	1,920	1,958
Cellular concession, net	190,084	191,834	88	89
Accounts receivable from Venezuelan Government entities	62,860	39,892	29	19
Other assets	327,872	364,286	154	169

Total assets	6,982,686	6,829,684	3,248	3,177

Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	215,978	175,251	100	82
Accounts payable	757,073	772,276	352	359
Accrued employee benefits	97,869	88,965	46	41
Short-term pension and other post-retirement benefits obligations	91,465	91,842	43	43
Dividends payable	421,074	24,352	196	11
Concession tax	48,640	66,521	23	31
Subscriber rights	76,394	77,281	36	36
Deferred revenue	125,031	151,654	58	71
Income, value added and other taxes	44,077	77,635	21	36
Other current liabilities	106,781	89,587	48	41

Total current liabilities	1,984,382	1,615,364	923	751

Long-Term Liabilities:
Long-term debt	84,682	95,927	39	45
Provision for legal and tax contingencies	114,855	126,289	53	59
Pension plan obligations	233,234	253,186	108	118
Post-retirement benefit obligations	483,697	472,078	226	220

Total liabilities	2,900,850	2,562,844	1,349	1,193

Minority Interests	5,809	4,616	3	2

Shareholders’ Equity	4,076,027	4,262,224	1,896	1,982

Total liabilities and shareholders’ equity	6,982,686	6,829,684	3,248	3,177

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	12

Cash flow data

For the quarters ended March 31, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2005, and millions of US dollars)

	Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
Operating activities:
Net income	287,490	48,761	134	23
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from net monetary position	19,157	15,176	9	7
Exchange (gain) loss, net	(26,185)	5,111	(12)	2
Gain in sale of investments	(81,925)	—	(38)	—
Depreciation and amortization	212,375	301,138	99	140
Provision for uncollectibles	22,495	22,298	10	10
Provision for inventories obsolescence	(3,851)	9,171	(2)	4
Provision for legal and tax contingencies	7,169	30,800	3	14

Changes in current assets and liabilities	(256,642)	(160,526)	(120)	(73)

Changes in non-current assets and liabilities	69,617	(7,818)	33	(4)

Net cash provided by operating activities	249,700	264,111	116	123

Investing activities:
Acquisition of software, net of disposals	(16,459)	(6,218)	(8)	(3)
Capital expenditures, net of disposals	(112,101)	(69,409)	(52)	(32)

Net cash used in investing activities	(128,560)	(75,627)	(60)	(35)

Free cash flow	121,140	188,484	56	88

Financing activities:
Proceeds from borrowings	47,378	—	23	—
Payments of debt	(25,398)	(216,821)	(12)	(101)
(Purchase) assignment of shares for the workers benefit fund	(4,092)	392	(2)	—

Net cash provided by (used in) financing activities	17,888	(216,429)	9	(101)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	139,028	(27,945)	65	(13)

Loss in purchasing power of cash and temporary investments	(39,181)	(50,053)	(18)	(23)

Foreign exchange gain of cash and temporary investments	30,597	37,288	14	17

Increase in cash and temporary investments	130,444	(40,710)	61	(19)

Cash and temporary investments:
Beginning of the period	1,026,058	877,002	477	408

End of the period	1,156,502	836,292	538	389

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	13

Reconciliation of Non-GAAP financial measures

(In millions of constant bolivars as of March 31, 2005)

For the quarters ended March 31, 2005 and 2004		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
EBITDA
Net income		287,490	48,761	134	23
Plus: Income tax		22,135	15,033	10	7
Plus: Minority interest		1,193	169	1	—
Minus: Other income (expense), net		108,222	(7,438)	51	(3)
Plus: Depreciation and amortization		212,375	301,138	99	140

EBITDA		414,971	372,539	193	173

EBITDA Margin
EBITDA	=	414,971	372,539	193	173

Total operating revenues		1,111,604	955,876	517	445
EBITDA Margin		37%	39%	37%	39%

Free Cash Flow
Net cash provided by operating activities		249,700	264,111	116	123
Minus: Net cash used in investing activities		(128,560)	(75,627)	(60)	(35)

Free cash flow		121,140	188,484	56	88

As of March 31, 2005 and December 31, 2004		March 31, 2005	December 31, 2004	US$ 2005	US$ 2004
Net Cash Position
Cash and temporary investments		1,156,502	1,026,058	538	477
Minus: Short-term debt		215,978	175,251	100	82
Minus: Long-term debt		84,682	95,927	39	45

Net cash position		855,842	754,880	399	350

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	14

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 2.9 million fixed access lines in service, 3.2 million mobile subscribers and 204 thousand broadband subscribers as of March 31, 2005. The Company’s principal strategic shareholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major shareholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 7.0% (Class C Shares) and Telefónica de España, S.A. with 6.9%. Public shareholders hold the remaining 51.0% of the capital stock.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per mobile user excluding handset sales, taxes and late-payment charges. This measurement is specific for the mobile business.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

Cash operating expenses:	Operating expenses excluding depreciation and amortization.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short text mobile messaging service.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 1Q05 Earnings Commentary – April 27, 2005	NYSE: VNT	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: May 2, 2005